

Mail Stop 4720

October 15, 2009

Gerald Sopp
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downington, Pennsylvania 19335

      RE: DNB Financial Corporation
            Item 4.01 Form 8-K
            Filed October 1, 2009
            File No. 001-34242

Dear Mr. Sopp,

We have completed our review of your Form 8-K and have no further comments at this time.

            Sincerely,

            Michael C. Volley
            Staff Accountant